UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Ero Copper Corp.

British Columbia, Canada

(State or other jurisdiction of incorporation)

001-40459

(Commission File Number)

625 Howe Street, Suite 1050

Vancouver, British Columbia V6C 2T6

Canada

(Address of principal executive office)

Deepk Hundal

(604) 449-9244

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ________________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Ero Copper Corp. (“Ero Copper”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). Ero Copper is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. Ero Copper’s ESTMA report is available on its website at https://erocopper.com/sustainability/reporting/ or on the Government of Canada’s website at https://natural-resources.canada.ca/estma-data. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Interactive Data File.
99.1	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ERO COPPER CORP.

	By:	/s/ Deepk Hundal
Date: January 7, 2025		Deepk Hundal
SVP, General Counsel and Corporate Secretary